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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                       Third Millennium Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98376103

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Philip E. Tearney, Manager
                      Barrett Sutherland Acquisition, LLC
                            10801 Mastin, Suite 920
                          Overland Park, Kansas 66210
                                 (913)491-1717
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 30, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    BARRETT SUTHERLAND ACQUISITION, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Missouri
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,890,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,890,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    5,332,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,222,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     69.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO -- Limited Liability Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    PHILIP E. TEARNEY
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    5,170,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    280,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    10,222,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,502,713
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     70.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 983763103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    Y

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    653,333
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    653,333
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    10,222,713
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,876,046
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     71.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

                  Common Stock, par value $0.001
                  Third Millennium Industries, Inc.
                  4933 E. Highway 60
                  Rogersville, MO 65742


ITEM 2.  IDENTITY AND BACKGROUND

         Barrett Sutherland Acquisition, LLC ("BSA"), is a Missouri limited liability company, whose principal office address is 10801 Mastin, Suite 920, Overland Park, Kansas 66210. BSA's principal business is to acquire, own and operate existing companies and to lend money to existing companies.

         Philip E. Tearney, a United States citizen, is the Manager and a Member of BSA and has a business address at 10801 Mastin, Suite 920, Overland Park, Kansas 66210. Philip E. Tearney is the President of Continental Coal, Inc., which has a principal business of identifying and producing coal reserves for sale to third party users and an address of 10801 Mastin, Suite 920, Overland Park, Kansas 66210.

         William P. Moore, III, a United States citizen, is Trustee and a beneficiary of the William P. Moore III Revocable Trust dated October 9, 2001 (the "Trust") and has a business address at 10801 Mastin, Suite 920, Overland Park, Kansas 66210. The Trust was created pursuant to and is governed by the laws of the State of Kansas. The Trust shares Mr. Moore's principal office address, and is a Member of BSA. William P. Moore, III is a self-employed investor, managing his own and the Trust's portfolios of investments.

         During the last five years, neither BSA, Philip E. Tearney, the Trust, nor William P. Moore, III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither BSA, Philip E. Tearney, the Trust, nor William P. Moore, III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Trust and Philip E. Tearney each made a loan to the predecessor company that was later merged into Third Millennium Industries, Inc. (the "Company") on August 1, 2003 (collectively, the "Millennium Loans"). The Trust made its Millennium Loan from trust funds, and Philip E. Tearney made his Millennium Loan from personal funds. The principal and accrued interest of each note was convertible into shares of the predecessor company's common stock at a conversion price of $0.75 per share on or before January 27, 2004. On October 30, 2003, the predecessor company merged into the Company, and the notes became convertible into an aggregate of approximately 733,333 shares of Company common stock (approximately 513,333 shares for the Trust's Millennium Loan and approximately 220,000 shares for Mr. Tearney's Millennium Loan). Although the convertible notes were outstanding as of December 30, 2003, neither the Trust nor Philip E. Tearney exercised the conversion options, which expired on January 27, 2004.

         As partial payment of the funding fee in connection with the Millennium Loans, on August 1, 2003, the Company's predecessor issued an aggregate of 133,333 shares of its common stock to the Trust (93,333 shares) and to Philip E. Tearney (40,000 shares). At the same time, the Trust purchased 46,667 shares and Mr. Tearney purchased 20,000 shares at a stock price of $1.50 per share. When the predecessor merged with the Company on October 30, 2003, those shares converted into an aggregate of 200,000 shares of the Company's common stock (140,000 shares held by the Trust and 60,000 shares held by Mr. Tearney).

         BSA made a loan (the "BSA Loan") to the Company on December 30, 2003, from funds contributed by its

         Members or loaned to BSA by its Members. As partial payment of a funding fee in connection with the BSA Loan, the Company:

         (a) issued to BSA a warrant to purchase 3,000,000 shares of the Company's common stock at a purchase price of $1.25 per share exercisable immediately, at any time on or before May 30, 2007 (the "Warrant"),

         (b) agreed to cause each of Dennis DePriest and Greg Spencer to transfer his 945,000 shares (1,890,000 shares in the aggregate) of the Company's common stock to BSA, and

         (c) agreed to cause Dennis DePriest and Greg Spencer to transfer to BSA their interests in HIC of MO, LLC, a Missouri limited liability company, which holds 5,332,713 shares of the Company's common stock.

         According to the Operating Agreement of HIC of MO, LLC, the Manager of HIC of MO, LLC, Greg Meador, has the sole power to vote or to direct the vote of the shares of the Company's common stock held by HIC of MO, LLC. The Operating Agreement also provides that the Members of HIC of MO, LLC (Greg Meador and BSA) must act by unanimous consent in determining how to exercise investment and dispositive power with respect to the shares of the Company's common stock held by HIC of MO, LLC.

         Before the transactions described above, neither BSA, Philip E. Tearney, nor the Trust owned any securities of the Company's predecessor or the Company.


ITEM 4.  PURPOSE OF TRANSACTION

         See Item 3 above. As of the date of filing of this statement, Dennis DePriest and Greg Spencer have not yet transferred their shares of the Company's common stock or their interests in HIC of MO, LLC to BSA, and none of the members of the filing group have voted such shares or acquired additional shares since December 30, 2003.

         As partial payment of the funding fee in connection with the BSA Loan, the Company agreed to obtain shareholder approval to authorize 1,000,000 shares of the Company's convertible preferred stock (the "Preferred Stock") and to issue the Preferred Stock to BSA as soon after February 28, 2004 as practicable. The Preferred Stock will be convertible at BSA's option into 12,000,000 shares of the Company's common stock at any time on or after May 30, 2004, unless the Company has repaid the BSA Loan and the Millennium Loans in full.

         In connection with the BSA Loan, the Company also agreed to transfer to BSA all of its rights under and to all existing contracts and agreements to purchase all of the stock of Barrett Trailers, Inc. and the assets of J.D. Sutherland, as partial payment of the funding fee.

         As part of the BSA Loan transaction, BSA executed Option Agreements, granting Dennis DePriest and Greg Spencer the options to re-purchase the shares of the Company's common stock to be transferred by each of them to BSA and the interests in HIC of MO, LLC to be transferred by each of them to BSA. BSA also executed Option Agreements granting the Company the options to re-purchase the Preferred Stock issued to BSA and the rights under and to the contracts and agreements relating to Barrett Trailers, Inc. and J.D. Sutherland. The exercise of each option by Dennis DePriest, Greg Spencer, or the Company, as applicable, was conditioned upon the Company's compliance with its obligations as and when due under the loan documents and its repayment of the BSA Loan and the Millennium Loans as and when due. The options have terminated, because the Company failed to meet certain funding fee obligations on December 30, 2003 and February 6, 2004 and defaulted in the repayment of the Millennium Loans on January 28, 2004.

         BSA acquired or will acquire the shares of the Company's common stock and the Preferred Stock described in this Item 4 and in Item 3 above for the purpose of compensating BSA for the funding fee in connection with the BSA Loan and as an incentive for the Company to comply with the agreements and covenants contained in the BSA Loan documents.

         The Trust and Philip E. Tearney each acquired 140,000 shares and 60,000 shares, respectively, of the Company's common stock solely in exchange for the shares of the predecessor company's common stock that the Trust and Philip E. Tearney held at the time of the merger of the predecessor company into the Company. The Trust and Philip E. Tearney each acquired the predecessor company common stock for the purpose of compensating the Trust and Philip E. Tearney for the funding fees in connection with the Millennium Loans. The Trust and Philip E. Tearney each acquired their interests in BSA for investment purposes.


         Neither BSA, Philip E. Tearney, the Trust, nor William P. Moore, III have voted or directed the vote of any of the Company's securities, disposed of or directed the disposition of any of the Company's securities, or acquired a beneficial ownership interest in any of the Company's securities since December 30, 2003. During the ten days following the date of this statement, neither BSA, Philip E. Tearney, the Trust, nor William P. Moore, III will vote or direct the vote of the securities described in this statement or acquire an additional beneficial ownership interest in the Company's securities.


         The Company's current directors indicated to Philip E. Tearney and William P. Moore, III the board members' interest in increasing the number of board members from three to seven and appointing Philip E. Tearney to fill one of those seats. Mr. Tearney and the Trust have proposed that one of director positions held by the two founders of the predecessor company should be filled with an independent director.


         The predecessor of the Company granted to the Trust and Philip E. Tearney a security interest in all of the predecessor company's equipment, inventory, fixtures, materials, furniture, office equipment, office supplies, fixed assets, and the proceeds and products therefrom. Because of the Company's default in the repayment of the Millennium Loans on January 28, 2004, the Trust and Philip E. Tearney have the right to take possession of and sell such collateral, in addition to other rights available to the Trust and Philip E. Tearney under the Uniform Commercial Code, at law, and in equity.


         Except as set forth above, neither BSA, Philip E. Tearney, the Trust, nor William P. Moore, III have any plans or proposals which relate to or may result in the acquisition or disposition of the Company's securities by any person, extraordinary corporate transactions, the sale or transfer of the Company's assets, changes in the Company's board of directors, capitalization, dividend policy, business, or corporate structure, causing a class of the Company's securities to be delisted or eligible for termination of registration, or any similar action.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BSA may be deemed to be the beneficial owner of 10,222,713 shares of the Company's Common Stock, par value $0.001, which represents 69.5% of the sum of outstanding shares of the Company's Common Stock, par value $0.001 stated in the Company's Form 10-QSB for the period ended September 30, 2003 and shares to be issued upon exercise of the Warrant. BSA has a right to acquire (a) 3,000,000 of the 10,222,713 shares upon exercise of the Warrant, (b) 1,890,000 of the 10,222,713 shares pursuant to the note issued by the Company in connection with the BSA Loan, and (c) an indirect interest in 5,332,713 of the 10,222,713 shares based on the transfer of HIC of MO, LLC interests to BSA.

               Philip E. Tearney, the Manager and a Member of BSA, may be deemed to be the beneficial owner of 10,502,713 shares of the Company's Common Stock, par value $0.001, which represents 70.4% of the sum of outstanding shares of the Company's Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant and conversion of Mr. Tearney's Millennium Loan. Philip E. Tearney beneficially owns (a) 60,000 of the 10,502,713 shares in exchange for shares tendered in connection with the merger of the Company's predecessor into the Company, (b) 220,000 of the 10,502,713 shares to be issued upon conversion of the Millennium Loan, and (c) an indirect interest in 10,222,713 of the 10,502,713 shares based on Philip E. Tearney's membership interest in BSA.

               The Trust, a Member of BSA, may be deemed to be the beneficial owner of 10,876,046 shares of the

               Company's Common Stock, par value $0.001, which represents 71.5% of the sum of outstanding shares of the Company's Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant and conversion of the Trust's Millennium Loan. The Trust beneficially owns (a) 140,000 of the 10,876,046 shares in exchange for shares tendered in connection with the merger of the Company's predecessor into the Company, (b) 513,333 of the 10,876,046 shares to be issued upon conversion of the Millennium Loan, and (c) an indirect interest in 10,222,713 of the 10,876,046 shares based on the Trust's membership interest in BSA.

               According to the Schedule 13D filed by Greg Meador and dated September 2, 2003, Greg Meador is the Manager and a Member of HIC of MO, LLC and may be deemed to be the beneficial owner of 5,332,713 shares of the Company's Common Stock, par value $0.001, which represents 45.6% of the outstanding shares of the Company's Common Stock, par value $0.001.

         (b) BSA has the sole power to vote or to direct the vote of 4,890,000 shares, the sole power to dispose or to direct the disposition of 4,890,000 shares, and the shared power to dispose or to direct the disposition of the shares beneficially owned by HIC of MO, LLC (5,332,713 shares); in each case upon acquisition of such shares by BSA or acquisition of the HIC of MO, LLC interest by BSA. For information regarding BSA's identity and background, see
               Item 2 above.

               Philip E. Tearney has the sole power to vote or to direct the vote of 5,170,000 shares, the sole power to dispose or to direct the disposition of 280,000 shares, and the shared power to dispose or to direct the disposition of the shares beneficially owned by BSA (10,222,713 shares); in each case upon acquisition of such shares by Philip E. Tearney or BSA, as applicable. Upon acquisition of the HIC of MO, LLC interests and the Company's shares by BSA, Philip E. Tearney and the Trust shall share the power to dispose or to direct the disposition of the shares beneficially owned by BSA. For information regarding Philip E. Tearney's identity and background, see Item 2 above.

               The Trust has the sole power to vote or to direct the vote of 653,333 shares, the sole power to dispose or to direct the disposition of 653,333 shares, and the shared power to dispose or to direct the disposition of the shares beneficially owned by BSA (10,222,713 shares); in each case upon acquisition of such shares by the Trust or BSA, as applicable. Upon acquisition of the HIC of MO, LLC interests and the Company's shares by BSA, Philip E. Tearney and the Trust shall share the power to dispose or to direct the disposition of the shares beneficially owned by BSA. For information regarding the Trust's identity and background, see Item 2 above.

               Greg Meador, the Manager and a Member of HIC of MO, LLC has the sole power to vote or to direct the vote of the shares beneficially owned by HIC of MO, LLC (5,332,713 shares) and the shared power to dispose or to direct the disposition of such shares, according to the Schedule 13D filed by Greg Meador and dated September 2, 2003. Upon acquisition of the HIC of MO, LLC interests by BSA, BSA and Greg Meador shall share the power to dispose or to direct the disposition of the shares beneficially owned by HIC of MO, LLC. According to the Schedule 13D filed by Greg Meador and dated September 2, 2003, "Greg Meador, whose address is 4933 E. Highway 60, Rogersville, MO 65742 . . . is the manager of HIC of MO, LLC, a Missouri limited liability company .
               . . [and] is a citizen of the United States. . . . During the last five years, [Greg Meador] has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

         (c)   See Item 3 above.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with Millennium Loans, Dennis DePriest and Greg Spencer each pledged 250,000 shares of the predecessor company's common stock to Philip E. Tearney and the Trust. In connection with the merger of the predecessor company into the Company, the Trust and Philip E. Tearney tendered such pledged shares and are entitled to receive 500,000 pledged shares of the Company in exchange for such pledged shares. Because of the Company's default in the repayment of the Millennium Loans on January 28, 2004, the Trust and Philip E. Tearney have voting power and investment power over such pledged shares. In addition, the reporting persons are deemed to beneficially own these shares through BSA's right to acquire these shares from Dennis DePriest and Greg Spencer, as described in Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 -- Eight Percent Promissory Note, dated December 30,
                      2003, executed by the Company in favor of BSA.
         Exhibit 99.2 -- Warrant, issued by the Company in favor of BSA.
         Exhibit 99.3 -- 18% Convertible Promissory Note, dated August 1,
                      2003, executed by the Company's predecessor in favor of the Trust.
         Exhibit 99.4 -- 18% Convertible Promissory Note, dated August 1,
                      2003, executed by the Company's predecessor in favor of Philip E. Tearney.
         Exhibit 99.5 -- Pledge Agreement, dated as of August 1, 2003, between Dennis DePriest, Greg Spencer, and the Trust.
         Exhibit 99.6-- Pledge Agreement, dated as of August 1, 2003, between
                      Dennis DePriest, Greg Spencer, and Philip E. Tearney.
         Exhibit 99.7 -- Security Agreement, dated as of August 1, 2003, executed by the Company's predecessor in favor of the Trust.
         Exhibit 99.8-- Security Agreement, dated as of August 1, 2003, executed by the Company's predecessor in favor of Philip E.
                      Tearney.
         Exhibit 99.9 -- Form of Operating Agreement of HIC of MO, LLC, dated as of May 5, 2003.
         Exhibit 99.10 -- Joint Filing Agreement, dated February 9, 2004, executed by BSA, the Trust, and Philip E. Tearney.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2004
Date

/s/ Philip E. Tearney
Signature


Philip E. Tearney, Manager of Barrett Sutherland Acquisition, LLC

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 2004
Date



/s/ Philip E. Tearney
Signature




Philip E. Tearney


Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2004
Date



/s/ William P. Moore, III
Signature


William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001


Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)